FRANK J. HARITON ● ATTORNEY - AT - LAW

1065 Dobbs Ferry Road ● White Plains ● New York 10607 ● (Tel) (914) 674-4373 ● (Fax) (914) 693-2963 ● (e-mail) hariton@sprynet.com

June 28, 2023

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Livento Group, Inc. (the “Company”)
Amendment Number 1 to Statement on Form 10-K
File No. 000-56457

Ladies and Gentlemen:

We are filing amendment number 2 in response to staff comments and to updated and correct minor errors in prior filings and to respond to staff comments in the letter dated June 22, 2023 (the “Comment Letter”). The numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

1.	Description and explanation of A class Preferred Stock was added to 10-K amendment.
2.	Mr Stybr created Livento Group LLC in 2020 and was the sole shareholder and president. He bought from Mrs Milan Hoffman A class Preferred Shares of NuGene International Inc in March 2022 and controlled at the moment Livento Group LLC and Nugene International Inc. At the same moment Mr David Stybr contributed Livento Group LLC into Nugene International Inc and received 5 million of C class Preferred Shares. Mr Stybr acquired from Mrs Hoffman A class Preferred Shares giving him control over NuGene International Inc and had at the moment control over NuGene International Inc and Livento Group LLC. NuGene International Inc was renamed to Livento Group Inc during 2022, having Livento Group LLC as a subsidiary.
3.	We have filed the 8-K with the requested disclosures.

If you have any further questions, do not hesitate to contact the undersigned at 914-649-7669.

Very truly yours,

Frank J Hariton